                                               Commission File Number: 333-11506

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                      ------------------------------------

                                    Form 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                      For the quarter ended March 31, 2000

                      ------------------------------------

                             GT GROUP TELECOM INC.

                           Suite 700 - 20 Bay Street
                            Toronto, Ontario, Canada
                                    M5J 2N8
                                 (416) 943-9555
                    (Address of principal executive offices)

                      ------------------------------------

[indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

                   Form 20-F  X                Form 40-F __

    [indicate by check mark whether the registrant by furnishing information contained
   in this Form is also thereby furnishing the information to the Commission pursuant to
           rule 12g3-2(b) under the Securities Exchange Act of 1934]

                          Yes  __                No X

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

ITEM 1:

                             GT GROUP TELECOM INC.
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                    SIX MONTHS ENDED MARCH 31, 2000 AND 1999
                                  (UNAUDITED)

                        (expressed in Canadian dollars)

                             GT GROUP TELECOM INC.

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                        (expressed in Canadian dollars)

                                                               MARCH 31, 2000    SEPTEMBER 30, 1999
                                                               --------------    ------------------
                                                                     $
                                                                (UNAUDITED)              $
ASSETS
CURRENT ASSETS
Cash and cash equivalents..................................      732,052,985         59,851,461
Accounts receivable
  Trade....................................................       12,801,358          1,191,895
  Other....................................................        2,455,779          2,591,662
Prepaid expenses...........................................        5,226,483            526,270
Inventory..................................................          201,255            544,590
                                                               -------------        -----------
                                                                 752,737,860         64,705,878
PROPERTY, PLANT AND EQUIPMENT..............................      567,568,255         73,816,711
GOODWILL AND OTHER ASSETS..................................      415,365,838                 --
                                                               -------------        -----------
                                                               1,735,671,953        139,814,243
                                                               -------------        -----------
LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities...................       42,582,949         14,926,086
Unearned revenue...........................................          924,839            655,605
Current portion of long-term debt..........................        6,203,585          1,253,358
                                                               -------------        -----------
                                                                  49,711,373         16,835,049
LONG-TERM UNEARNED REVENUE.................................        1,218,752          1,493,750
LONG-TERM DEBT.............................................      781,447,023         47,556,922
FUTURE INCOME TAXES........................................       28,200,000                 --
                                                               -------------        -----------
                                                                 860,577,148         65,885,721
                                                               -------------        -----------
SHAREHOLDERS' EQUITY
SHARE CAPITAL AND OTHER EQUITY ITEMS (note 3)..............      937,550,064         87,010,231
DEFICIT....................................................      (62,455,259)       (13,081,709)
                                                               -------------        -----------
                                                                 875,094,805         73,928,522
                                                               -------------        -----------
                                                               1,735,671,953        139,814,243
                                                               =============        ===========

SUBSEQUENT EVENTS (note 7)

     The accompanying notes form an integral part of these consolidated financial statements.

                             GT GROUP TELECOM INC.

          CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                                  (UNAUDITED)

                        (expressed in Canadian dollars)

                                          THREE MONTHS ENDED MARCH 31,     SIX MONTHS ENDED MARCH 31,
                                          -----------------------------    ---------------------------
                                              2000             1999            2000           1999
                                          -------------    ------------    ------------    -----------
                                                $               $               $               $
REVENUE...............................      13,259,382         501,436      15,525,947        873,824
COST OF SALES.........................      10,553,877         311,881      12,691,403        560,465
                                           -----------      ----------     -----------     ----------
                                             2,705,505         189,555       2,834,544        313,359
SELLING, GENERAL AND ADMINISTRATIVE
  EXPENSES............................      20,285,615       1,396,188      31,074,769      3,135,338
                                           -----------      ----------     -----------     ----------
                                           (17,580,110)     (1,206,633)    (28,240,225)    (2,821,979)
AMORTIZATION..........................       6,169,094         137,471       7,367,429        275,018
INTEREST AND FINANCING CHARGES........      13,237,374         147,245      13,378,351        182,037
                                           -----------      ----------     -----------     ----------
LOSS BEFORE INCOME TAXES..............     (36,986,578)     (1,491,349)    (48,986,005)    (3,279,034)
PROVISION FOR INCOME TAXES............         322,460              --         387,545             --
                                           -----------      ----------     -----------     ----------
LOSS FOR THE PERIOD...................     (37,309,038)     (1,491,349)    (49,373,550)    (3,279,034)
DEFICIT -- BEGINNING OF PERIOD........     (25,146,221)     (4,902,242)    (13,081,709)    (3,114,557)
                                           -----------      ----------     -----------     ----------
DEFICIT -- END OF PERIOD..............     (62,455,259)     (6,393,591)    (62,455,259)    (6,393,591)
                                           ===========      ==========     ===========     ==========
LOSS PER SHARE (note 4)...............           (0.90)          (0.10)          (1.53)         (0.21)
                                           ===========      ==========     ===========     ==========

  The accompanying notes form an integral part of these consolidated financial statements.

                             GT GROUP TELECOM INC.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                        (expressed in Canadian dollars)

                                                                SIX MONTHS ENDED MARCH 31,
                                                                ---------------------------
                                                                    2000            1999
                                                                -------------    ----------
                                                                      $              $
CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES
Loss for the period.........................................      (49,373,550)   (3,279,034)
Items not affecting cash Amortization.......................        7,367,429       275,018
                                                                -------------    ----------
                                                                  (42,006,121)   (3,004,016)
                                                                -------------    ----------
Changes in non-cash working capital items Decrease
  (increase) in accounts receivable.........................      (11,209,580)      148,699
  Increase in prepaid expenses..............................       (4,495,356)      (47,037)
  Decrease in inventory.....................................          343,335            --
  Increase in accounts payable and accrued liabilities......       19,943,264     2,931,066
  Increase (decrease) in unearned revenue...................           (5,764)       17,374
                                                                -------------    ----------
                                                                    4,575,899     3,050,102
                                                                -------------    ----------
Cash flows used in operating activities.....................      (37,430,222)       46,086
                                                                -------------    ----------
FINANCING ACTIVITIES
Issuance of shares..........................................      396,291,059        78,000
Repayment of long-term debt.................................         (310,525)     (105,836)
Proceeds from long-term debt................................      717,754,845     4,899,616
Proceeds from issuance of warrants..........................       58,282,664            --
Issuance of loans to officers...............................       (5,115,222)           --
                                                                -------------    ----------
                                                                1,166,902,821     4,871,780
                                                                -------------    ----------
INVESTING ACTIVITIES
Purchase of property, plant and equipment...................      (38,270,243)   (4,706,767)
Increase in other assets....................................      (56,050,832)       (4,025)
Business acquisitions.......................................     (362,950,000)           --
                                                                -------------    ----------
                                                                 (457,271,075)   (4,710,792)
                                                                -------------    ----------
INCREASE IN CASH AND CASH EQUIVALENTS.......................      672,201,524       207,074
CASH AND CASH EQUIVALENTS -- BEGINNING OF PERIOD............       59,851,461     2,476,445
                                                                -------------    ----------
CASH AND CASH EQUIVALENTS -- END OF PERIOD..................      732,052,985     2,683,519
                                                                =============    ==========

Additional cash flow disclosures (note 5)

  The accompanying notes form an integral part of these consolidated financial statements.

                             GT GROUP TELECOM INC.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)
                 MARCH 31, 2000 AND 1999 AND SEPTEMBER 30, 1999

                        (expressed in Canadian dollars)

1   OPERATIONS AND BASIS OF PRESENTATION

     The company markets and sells telecommunications services and related products over fiber optic infrastructure to small and medium-sized businesses in Canada. The company provides data, internet applications and voice services and derives revenue from network usage and access, equipment sales, co-location and consulting services and certain fiber optic leases.

     The company was considered a development stage company in prior years and for part of the current year. As a development stage company, the principal activities of the company included developing business plans, raising capital and debt financing and acquiring and developing telecommunication networks. The company's principal operations effectively began in the last quarter of fiscal 1999, when its Vancouver telecommunication networks and facilities were put into commercial service to provide customers with integrated services. In fiscal 1999, the company also completed various agreements with respect to financing and started developing telecommunication networks and facilities under a national expansion strategy.

     The company is a national facilities based provider of high speed data, internet application and voice services comprising a single operating segment. Substantially all of the company's assets are located in Canada and revenue is derived from services provided in Canada.

     These condensed consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada which, in the case of the company, conform in all material respects with those in the United States, except as outlined in note 8.

     The information presented as at and for the interim periods ended March 31, 2000 is unaudited. These unaudited interim financial statements reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented; all such adjustments are of a normal recurring nature.

     These condensed consolidated financial statements should be read in conjunction with the company's consolidated financial statements for the years ended September 30, 1999, 1998 and 1997. The results of operations for the six months ended March 31, 2000 are not necessarily indicative of the results to be expected for the year ending September 30, 2000.

2   SIGNIFICANT TRANSACTIONS

     (a) Pursuant to an offering circular and purchase agreement which closed on February 1, 2000, the company issued 855,000 units, consisting of US$855 million (issued at a price of 52.651%) of 13.25% Senior Discount Notes due 2010 and 855,000 Warrants to Purchase 4,198,563 Class B non-voting shares. Gross proceeds amounted to US$450 million, equivalent to approximately $651 million. Expenses related to the offering amounted to approximately $20 million. Of the total proceeds amounting to $651 million, $592 million was allocated to the Senior Discount Notes and $58 million was allocated to the share purchase warrants.

     (b) On December 22, 1999, the company entered into an asset purchase and subscription agreement with Shaw Communications Inc. ("Shaw Communications") and Shaw FiberLink Ltd. ("Shaw FiberLink"). This transaction closed on February 16, 2000. Under the purchase agreement, the company purchased from Shaw FiberLink all of the property and assets of Shaw FiberLink used in connection with the high speed data and competitive access business. The assets purchased include equipment, computer hardware, fixed assets, replacement parts, operational contracts, equipment contracts, supply contracts, interconnect agreements, co-location agreements, customer contracts,

                             GT GROUP TELECOM INC.

                                  (UNAUDITED)
                 MARCH 31, 2000 AND 1999 AND SEPTEMBER 30, 1999

                        (expressed in Canadian dollars)

        software licences, broadband wireless licences, vehicles, intellectual property, permits, goodwill and certain other fiber assets. The company and Shaw FiberLink also entered into an indefeasible right to use agreement ("indefeasible right to use") which grants the company an indefeasible right to use certain specifically identified existing fibers in the fiber optic cable networks of Shaw Communications for 60 years. In addition, the company will receive an indefeasible right to use fibers to be built over the next three years in mutually agreed regions. The company will also assume certain obligations related to permits, operational contracts, customer contracts, software licences and certain other obligations.

        The purchase consideration of $760 million consisted of $360 million in cash and 29,096,097 series B first preference shares of the company to provide Shaw Communications with a 27.1% fully diluted interest in the company at the date of the acquisition. The fair value of these shares was determined to be $400 million. Acquisition costs amounted to $12 million.

        Details of the assets and liabilities acquired at their fair value are as follows:

                                                                              $
                                                                         -----------
         Indefeasible Right to Use Agreement
           Property, plant and equipment representing indefeasible
              rights to use constructed fibers.......................    329,000,000
           Prepayment for indefeasible rights to use fibers to be
              constructed............................................    223,000,000
         Shaw FiberLink purchase
           Property, plant and equipment.............................    100,000,000
           Licence rights............................................     13,800,000
           Non-competition agreement.................................     15,000,000
           Goodwill..................................................    119,400,000
           Future income taxes.......................................    (28,200,000)
                                                                         -----------
                                                                         772,000,000
                                                                         ===========

        The prepayment of $223 million on property, plant and equipment represents the prepayment of an indefeasible right to use certain fibers to be built by Shaw Communications over the next three years. This amount is currently included in other assets.

        Included in property, plant and equipment is an amount of $22 million for an indefeasible right to use certain existing fibers located in New Brunswick, Canada commencing in 2003.

        Upon completion of the Initial Public Offering on March 9, 2000 (note 2(c)), the series B first preference shares issued to Shaw Communications were automatically converted into Class A voting shares of the company on a one-for-one basis.

     (c) Pursuant to an Initial Public Offering which closed on March 9, 2000, the company issued 18,000,000 Class B non-voting shares for aggregate cash proceeds of US$232.9 million, net of US$19.1 million in underwriting commissions and expenses of the offering. In addition, the underwriters exercised their option to purchase an additional 2,700,000 Class B non-voting shares for net proceeds of US$35.2 million to the company. Aggregate net proceeds of the Initial Public Offering amounted to $390.7 million expressed in Canadian dollars.

        Upon completion of the Initial Public Offering, 42,500,002 series A first preference shares were automatically converted into 31,500,000 Class A voting shares and 11,000,002 Class B non-voting shares on a one-for-one basis.

                             GT GROUP TELECOM INC.

                                  (UNAUDITED)
                 MARCH 31, 2000 AND 1999 AND SEPTEMBER 30, 1999

                        (expressed in Canadian dollars)

3   SHARE CAPITAL AND OTHER EQUITY ITEMS

     SHARE CAPITAL

     Authorized

        Common shares

             Unlimited number of convertible Class A voting and Class B non-voting common shares without par value

        Preferred

             50,000,000 Series A, convertible first preference shares without par value

             100,000,000 Series B, convertible first preference shares without par value

        Issued and outstanding

                                                                      MARCH 31,     SEPTEMBER 30,
                                                                        2000            1999
                                                                     -----------    -------------
                                                                          $               $
         Common shares
           79,484,575 (September 30, 1999 -- 18,261,149)
              Class A voting shares..............................    463,977,323     12,573,300
           36,098,571 (September 30,1999 -- 41,148,569)
              Class B non-voting shares..........................    420,149,924      5,026,015
         Preferred shares
           Nil (September 30, 1999 -- 41,500,002) Series A,
              first preference shares............................             --     67,280,541
                                                                     -----------     ----------
                                                                     884,127,247     84,879,856
         Warrants (note 2(a))....................................     58,282,664             --
         Additional paid-in capital..............................        255,375        255,375
         Loans to officers.......................................     (5,115,222)            --
         Shares to be issued.....................................             --      1,875,000
                                                                     -----------     ----------
                                                                     937,550,064     87,010,231
                                                                     ===========     ==========

4   LOSS PER SHARE

     Loss per share has been calculated using the weighted average number of common shares outstanding for the periods presented. The weighted average number of common shares for the three months ended March 31, 2000 amounted to 41,506,186 and 1999 -- 15,330,642 (six months ended March 31, 2000 --
     32,184,134; 1999 -- 15,312,680) shares.

     Fully diluted loss per share has not been disclosed as it would be anti-dilutive.

5   ADDITIONAL CASH FLOW DISCLOSURES

     NON-CASH TRANSACTIONS

     Purchases of property, plant and equipment of $454,706,651 for the six months ended March 31, 2000 (six months ended March 31, 1999 -- $5,331,961) and purchase of other assets of $362,330,845 at March 31, 2000 (six months ended March 31, 1999 -- $8,668) were financed through long-term debt,

                             GT GROUP TELECOM INC.

                                  (UNAUDITED)
                 MARCH 31, 2000 AND 1999 AND SEPTEMBER 30, 1999

                        (expressed in Canadian dollars)

     notes payable and through accounts payable and accrued liabilities. Accordingly, these transactions are not reflected in the statements of cash flows.

6   RELATED PARTY TRANSACTIONS

     During the three months ended March 31, 2000, the company earned $1.7 million (1999 -- $nil) of revenues and incurred $0.4 (1999 -- $nil) of administrative expenses in respect of transitional processing fees on the Shaw FiberLink operations from a minority shareholder. The company has also engaged this related company to process certain cash disbursements on its behalf. Included in accounts receivable is $1.7 (1999 -- $nil) receivable from this customer and in accounts payable and accrued liabilities is $10.0 million (1999 -- $nil) payable as at March 31, 2000 to this related company.

7   SUBSEQUENT EVENTS

     (a) On March 27, 2000, the company entered into an asset purchase agreement with Moffat Communications Limited ("Moffat Communications"). This transaction closed on April 27, 2000. Under the purchase agreement, the company purchased from Moffat Communications all the property and assets used in connection with the fiber optic business telecom operations. The assets purchased include equipment, operational contracts, equipment contracts, supply contracts, interconnect agreements, co-location agreements, customer contracts, software licences, intellectual property, permits, accounts receivable, prepaid expenses and certain other assets. The company and Moffat Communications also entered into an indefeasible right to use agreement ("indefeasible right to use") which granted the company an indefeasible right to use certain specifically identified existing fibers in the fiber optic cable networks of Moffat Communications for 30 years. The company also assumed certain liabilities related to permits, operational contracts, customer contracts, software licences and certain other obligations.

       The purchase consideration consisted of $68 million in cash and 1,667,000 Class B non-voting shares of the company. At April 27, 2000, the closing date of this transaction, these shares had an aggregate value of approximately $35 million. Acquisition costs are estimated to be $3 million.

     (b) On March 23, 2000, the company entered into a multiple element agreement with 360networks Inc. Pursuant to this transaction, which is expected to close in May 2000, the company will:

        (i) acquire diverse route fiber optic capacity under a long-term lease arrangement giving the company exclusive telecommunication rights on certain specific wavelengths;

        (ii) purchase certain dark fibers to be constructed along Canadian route paths;

        (iii) be granted an indefeasible right to use certain dark fibers to be constructed along United States route paths;

        (iv) acquire options to purchase additional segments of fibers on similar terms; and

        (v)   acquire an equity interest in 360networks Inc.

       The aggregate value of the fiber optic capacity and routes acquired by the company amounts to approximately $352 million.

8   RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED
    STATES

     The company's condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada, which, in the case of the company conform in all material respects with GAAP in the United States of America, except as outlined below:

                             GT GROUP TELECOM INC.

                                  (UNAUDITED)
                 MARCH 31, 2000 AND 1999 AND SEPTEMBER 30, 1999

                        (expressed in Canadian dollars)

(A) NET LOSS AND SHAREHOLDERS' EQUITY

     The following summary sets out the adjustments to the company's loss and shareholders' equity which would be made to conform to U.S. GAAP:

                                          THREE MONTHS ENDED MARCH 31    SIX MONTHS ENDED MARCH 31,
                                          ---------------------------    ---------------------------
                                              2000           1999            2000           1999
                                          ------------    -----------    ------------    -----------
                                               $               $              $               $
    Loss for the period in accordance
      with Canadian GAAP..............    (37,309,038)    (1,491,349)    (49,373,550)    (3,279,034)
    Impact of U.S. accounting
      principles
      Deferred charges................             --        (75,195)        (14,460)      (150,390)
      Stock based compensation (c)....     (2,793,674)            --      (3,809,118)            --
      Deferred foreign exchange (d)...      7,939,032             --       8,609,378             --
                                          -----------     ----------     -----------     ----------
      Loss and comprehensive loss for
         the period in accordance with
         U.S. GAAP....................    (32,163,680)    (1,566,544)    (44,587,750)    (3,429,424)
                                          ===========     ==========     ===========     ==========
    Loss per share in accordance with
      U.S. GAAP.......................          (0.77)         (0.10)          (1.39)         (0.22)
                                          ===========     ==========     ===========     ==========

     The reconciliation of the change in shareholders' equity from Canadian to U.S. GAAP is as follows:

                                                                               AS AT
                                                                    ----------------------------
                                                                     MARCH 31,     SEPTEMBER 30,
                                                                       2000            1999
                                                                    -----------    -------------
                                                                                         $
                                                                         $           (AUDITED)
    Shareholders' equity in accordance with Canadian GAAP.......    875,094,805     73,928,522
    Deferred charges............................................       (417,000)      (402,540)
    Cumulative stock-based compensation expense(c)..............     (4,926,732)    (1,117,614)
    Deferred stock based compensation expense...................    (42,079,014)      (287,176)
    Net change in stock options.................................     47,005,746      1,404,790
    Deferred foreign exchange(d)................................      8,597,522        (11,856)
                                                                    -----------     ----------
    Shareholders' equity in accordance with U.S. GAAP...........    883,275,327     73,514,126
                                                                    ===========     ==========

                             GT GROUP TELECOM INC.

                                  (UNAUDITED)
                 MARCH 31, 2000 AND 1999 AND SEPTEMBER 30, 1999

                        (expressed in Canadian dollars)

(B) CONDENSED CONSOLIDATED BALANCE SHEETS

     The following table indicates the restated amounts for the items in the consolidated balance sheets of the company that would be affected had the financial statements been prepared in accordance with U.S. GAAP:

                                                                               AS AT
                                                                    ----------------------------
                                                                     MARCH 31,     SEPTEMBER 30,
                                                                       2000            1999
                                                                    -----------    -------------
                                                                                         $
                                                                         $           (AUDITED)
    Other assets................................................    311,595,257        877,258
    Deferred stock-based compensation expense(c)................     42,079,014       (287,176)
    Share capital...............................................    884,788,360     85,479,556
    Additional paid-in capital..................................        337,215        337,215
    Stock options outstanding(c)................................     46,262,793        723,250
    Deficit.....................................................     59,201,469     14,613,719

(C) STOCK-BASED COMPENSATION

     For U.S. GAAP, the company has chosen to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees". This method recognizes compensation cost as the amount by which the fair value of the stock exceeds the exercise price at the date of grant. The compensation cost is recognized over the vesting period. For U.S. GAAP, the compensation cost not yet recognized is presented as a deferred stock-based compensation charge, with a corresponding amount included in stock options outstanding, both of which form part of shareholders' equity. For Canadian GAAP, stock-based compensation expense is not recorded in the accounts of the Company.

     Had the company determined compensation costs based on fair value at the date of grant for its awards under a method prescribed by Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation" the company's loss and loss per share would be as follows:

                                                             THREE MONTHS ENDED    SIX MONTHS ENDED
                                                               MARCH 31, 2000       MARCH 31, 1999
                                                             ------------------    ----------------
    Loss in accordance with U.S. GAAP....................       (32,163,680)         (44,587,750)
    Additional compensation expense......................          (365,687)            (470,352)
                                                                -----------          -----------
    Pro forma net loss...................................       (32,529,367)         (45,058,102)
                                                                -----------          -----------
    Pro forma loss per share.............................             (0.78)               (0.14)
                                                                -----------          -----------

     The pro-forma compensation expense reflected above has been estimated using the Black Scholes option-pricing model. Assumptions used in the pricing model included: (i) risk free interest rate of between 4.10% -- 6.44%; (ii) expected volatility of nil; (iii) expected dividend yield of nil; and (iv) an estimated average life of 2.67 years.

                             GT GROUP TELECOM INC.

                                  (UNAUDITED)
                 MARCH 31, 2000 AND 1999 AND SEPTEMBER 30, 1999

                        (expressed in Canadian dollars)

     A summary of stock options outstanding at March 31, 2000 is set out below:

                         OUTSTANDING STOCK OPTIONS             EXERCISABLE STOCK OPTIONS
               ---------------------------------------------   --------------------------
                              WEIGHTED-
                               AVERAGE          WEIGHTED-                    WEIGHTED-
    EXERCISE                  REMAINING          AVERAGE                      AVERAGE
     PRICE      NUMBER     CONTRACTUAL LIFE   EXERCISE PRICE    NUMBER     EXERCISE PRICE
    --------   ---------   ----------------   --------------   ---------   --------------
       $                                            $                            $
      0.50..      97,827      0.79 years           0.50           97,827        0.50
      1.00..      37,500      0.58 years           1.00           37,500        1.00
      1.25..     914,873      3.10 years           1.25          706,224        1.25
      1.50..   1,065,056      4.17 years           1.50          625,694        1.50
      1.875.     369,894      3.55 years           1.875         232,496        1.875
      3.00..   2,040,099      4.44 years           3.0           263,172        3.00
      8.00..   1,942,529      4.88 years           8.00           81,219        8.00
     20.40..     167,200      4.96 years          20.40           13,933       20.40
               ---------      ----------         -------       ---------      -------
               6,634,978      4.23 years         $ 4.31        2,058,065      $ 1.97
               =========      ==========         =======       =========      =======

(D) DEFERRED FOREIGN EXCHANGE

     U.S. GAAP requires immediate recognition in income of unrealized foreign currency exchange gains and losses on long-term monetary items with a fixed or ascertainable life whereas Canadian GAAP requires that these unrealized gains and losses be deferred and amortized over the remaining term of the long-term monetary items.

(E) RECENT ACCOUNTING PRONOUNCEMENT

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes methods of accounting for derivative and hedging activities related to those instruments as well as other hedging activities. The company has not assessed the impact on its financial position, results of operations or cash flows of adopting SFAS No. 133. The company will be required to implement SFAS No. 133 for its fiscal year ended September 30, 2001.

ITEM 2:

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                          QUARTER ENDED MARCH 31, 2000

OVERVIEW

     We experienced a significant amount of growth over the period of the last year. Therefore, the analysis of our results of operations on a year to year basis is not meaningful. We have decided to limit our discussion to a quarter to quarter analysis in order to provide valuable information.

     During the quarter ended March 31, 2000, we experienced significant growth in our business through both developments of our own network and acquisition. Proceeds received in connection with financing agreements and initial public offering were used to consolidate our presence as a nationwide competitive local exchange carrier.

GROUP TELECOM RESULTS OF OPERATIONS

Revenue

     Total revenues increased by 485% from $2.3M to $13.3M, sequentially from December 1999 to March 2000. The increase was driven by strong growth in both our voice and data/private services.

Cost of Sales

     Total cost of sales increased by 394%, from $2.1M to $10.6M sequentially from December 1999 to March 2000. The increase was related to large growth in revenues for the same period. Gross margin percentage significantly increased by 14 points from December 1999 (6%) to March 2000 (20%). The increase is due to a shift in revenue mix to higher margin data services and an increase in on-net traffic.

Selling, general and administrative expenses

     Total sales, general and administrative expenses amounted to $20.3M for the current quarter compared to $10.9M for the previous quarter, representing an increase of 87%. Our growth created cost increases in several areas such as salaries, rent, advertising and travel. This significant growth will continue as we complete the buildup of our network and sales force.

EBITDA

     Actual EBITDA for the quarter ended March 31, 2000 was negative $17.6M compared to negative $10.7M for the previous period.

Amortization

     Amortization expenses increased significantly during the current quarter to $6.2M compared to $1.1M for the previous quarter, representing an increase of 449%. Significant additions to property, plant and equipment in connection with the deployment of our network accounted for the increase.

Interest and financing charges

     Interest and financing charges were $13.2M for the current quarter compared to $0.1M in the previous period. This increase is due to interest cost related to the high yield debt and the term loans entered into during the quarter ended March 31, 2000.

Provision for income taxes

     We have not generated any taxable income to date and therefore have not accrued any income tax expense. We have accrued a provision for large corporations tax in the amount of $0.3M for the quarter.

Net loss

     As a result of the above, the net loss for the three months ended March 31, 2000 was $37.3M compared to $12.1M for the three months ended December 31, 1999.

LIQUIDITY AND CAPITAL RESOURCES

     Cash and cash equivalents increased significantly during the quarter ended March 31, 2000 due to the following net proceeds:

- High yield debt and term loans financing..................  $717.8M
- Initial public offering and other issuance of shares......  $396.3M

     Portion of these proceeds were used in connection with the purchase of FiberLink, which occurred during the quarter ended March 31, 2000. Total purchase price for this transaction amounted to $760.0M, comprised of $360.0M in cash and $400.0M in shares. The assets purchased were as follows:

- Prepaid IRU...............................................  $223.0M
- Property, plant and equipment.............................  $100.0M
- IRU assets................................................  $329.0M
- Non-compete agreement.....................................  $ 15.0M
- Use of licenses...........................................  $ 13.8M

     In connection with this transaction we recorded acquisition costs of $12.0M, a future tax liability of $28.2M and a goodwill balance of $119.4M.

     During the quarter ended March 31, 2000, capital expenditures related to the expansion of our network amounted to $35.5M compared to $35.1M for the previous quarter, representing an increase of 1%.

GROUP TELECOM WORKING CAPITAL ITEMS

     Increases in accounts receivable were due to growth in sales. Accordingly, our trade receivable increased significantly to $12.8M compared to $2.0M in December 1999.

     Other items such as prepaid expenses, accounts payable and accrued liabilities increased from December 31, 1999 to March 31, 2000. These increases are directly related to the growth of our company as a nationwide competitive local exchange carrier.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                        GT GROUP TELECOM INC.
                                                            (Registrant)




Date May 11, 2000                                   By /s/  Stephen H. Shoemaker
                                               ---------------------------------------
                                                      Name: Stephen H. Shoemaker
                                                   Title: Executive Vice-President
                                                     and Chief Financial Officer